Exhibit 99.4

May 8, 2023

Canadian Securities Exchange
First Canadian Place
100 King Street West, Suite 7210
Toronto, ON M5X 1E1

To Whom It May Concern:

Re: IM Cannabis Corp. (the “Company”) securities for debt settlement

The Company hereby confirms receipt of value in the form of the settlement of $838,776 in debt owed by the Company for aggregate deemed consideration of $838,776 satisfied by the issuance of 492,492 common shares in the capital of the Company (“Common Shares”) and 492,492 Common Share purchase warrants of the Company (“Warrants”) on May 5, 2023. The Common Shares and Warrants were issued as disclosed in the Company’s press release and Form 9 – Notice of Proposed Issuance of Listed Securities filed with the Canadian Securities Exchange dated May 8, 2023.

Yours truly,

IM Cannabis Corp.

“Oren Shuster”

Oren Shuster
Chief Executive Officer

Beit Hakshatot, Kibutz Glil-Yam, ISRAEL, 4690500.Tell: 972-77-4442333 I Fax: 972-77-4442332
www.imcannabis.com I info@imcannabis.com